X-Cal Resources Ltd.
PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

02060318

SUPPL

November 5, 2002

Office of International Corporate Finance
Securities & Exchange Commission
450 5th Street NW
Mail Stop 3-9
Washington, DC 20549

<u>Re: XCL - EXEMPTION # 82-1655</u>

To Whom It May Concern:

Enclosed please find the most recent news release for X-Cal Resources Ltd. (dated November 5, 2002).

Thank you.

Sincerely,

Susannah Lam for X-Cal Resources Ltd.

PROCESSED
DEC 17 2002
THOMSON FINANCIAL

X-Cal Resources Ltd.

TSX/XCL **November 5, 2002**

News Release

X-Cal Assembling Investment Group to Bond Sleeper

Comprehensive documentation of X-Cal's North American gold projects has been delivered to fund managers in France, Switzerland, and the U.K. during the month of October. Presentations by Company President, Shawn Kennedy outlined the contents of the information packages in a series of talks, which were completed on October 30, 2002.

The management of X-Cal Resources Ltd. believes that the consolidation phase of the gold industry is nearing completion and reserve replacement will become the dominant issue for valuing gold companies. There are few North American gold projects on a scale relevant to the needs of the post consolidation industry in the pipeline.

The objectives of the recently completed European presentations were to:

- Give fund managers the opportunity to realize the District Scale of X-Cal's Sleeper Gold Project, accompanied by a comprehensive data package.
- Add to the existing treasury in preparation for drilling
- Offer participation in the investment group being assembled by X-Cal to facilitate the final step in the Sleeper Gold District land assembly.

The remaining step for X-Cal to achieve 100% of the District is assumption of reclamation obligations at the mine site. X-Cal has designed an attractive package that will compensate investors who fund the bonding of the project.

A feasibility on a portion of the above ground gold resource at Sleeper is pending. X-Cal's plans to include above ground gold at the site as part of the package being offered to the investment group. (See News Release dated October 1, 2002).

X-Cal's geologic team under the direction of Keith Blair, MSc., is targeting and permitting Phase I drilling of the Sleeper Gold Project. The recent Geologic Due Diligence report by Larry Kornze (previously of Barrick Gold) and Jeffrey Phinisey, MSc., has recommended a US$10 Million drill program for the property. The initial drill program is being designed to test a variety of attractive targets in the District and will be budgeted at US$2 Million.

The annual meeting of the shareholders will be held at the Ontario Club in Toronto on November 19, 2002 at 2:00 pm.

The investor package referred to in this release will be available to shareholders at the Annual General Meeting or can be obtained by contacting the Company.

••••••••

Visit our Website: www.x-cal.com

For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245 *Fax: (604) 688-7740*

Note: X-Cal Resources Ltd. can be referenced through the Standard & Poors Directory.